John T. McKenna +1 650 843 5059 jmckenna@cooley.com	By EDGAR

January 19, 2022

Matthew Derby

Joshua Shainess

Division of Corporation Finance, Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Docebo Inc.

Registration Statement on Form F-3

Filed January 4, 2022

File No. 333-262000

Dear Messrs. Derby and Shainess:

On behalf of Docebo Inc. (“Docebo” or the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2022 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-3 filed with the Commission on January 4, 2022. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to its Registration Statement on Form F-3 (the “Amended Registration Statement”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Registration Statement on Form F-3

General

1.

Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholder. We are unable to conclude that disclosure of an aggregate dollar amount of securities to be resold, rather than a specified number securities, is permissible. Refer to Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04.

Response: In response to the Staff’s comment, the Company has disclosed the aggregate number of shares that it intends to register for resale by the selling shareholder in the Amended Registration Statement.

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Please contact me at +1 650 843 5059 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:    Sukaran Mehta, Interim Chief Financial Officer, Docebo Inc.

Robert Sanchez, Cooley LLP

Milson Yu, Cooley LLP

Brad Ross, Goodmans LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com